EXHIBIT 21.1

FIRST INDUSTRIAL REALTY TRUST, INC.
SUBSIDIARIES OF THE REGISTRANT

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NAME	STATE OF INCORPORATION FORMATION	REGISTERED NAMES IN FOREIGN JURISDICTIONS
<S>	<C>	<C>
First Industrial, L.P.	Delaware	First Industrial(Alabama), Limited Partnership First Industrial (Michigan), Limited Partnership First Industrial (Minnesota), Limited Partnership First Industrial (Tennessee), L.P. First Industrial Limited Partnership
First Industrial Finance Corporation	Maryland	N/A
First Industrial Financing Partnership, L.P.	Delaware	First Industrial Financing Partnership, Limited Partnership First Industrial Financing Partnership (Alabama), Limited Partnership First Industrial Financing Partnership (Minnesota), Limited Partnership First Industrial Financing Partnership (Wisconsin), Limited Partnership
First Industrial Enterprises of Michigan, Inc.	Michigan	N/A
First Industrial Group of Michigan, Inc.	Michigan	N/A
First Industrial of Michigan, Inc.	Michigan	N/A
First Industrial Associates of Michigan, Inc.	Michigan	N/A
First Industrial Construction Company of Michigan, Inc.	Michigan	N/A
First Industrial Acquisitions, Inc.	Maryland	FR Acquisitions, Inc.
First Industrial Pennsylvania Corporation	Maryland	N/A
First Industrial Pennsylvania, L.P.	Delaware	N/A
First Industrial Harrisburg Corporation	Maryland	N/A
First Industrial Harrisburg, L.P.	Delaware	N/A
First Industrial Securities Corporation	Maryland	N/A
First Industrial Securities, L.P.	Delaware	First Industrial Securities,Limited Partnership
First Industrial Mortgage Corporation	Maryland	N/A
First Industrial Mortgage Partnership, L.P.	Delaware	First Industrial MP, L.P.
First Industrial Indianapolis Corporation	Maryland	N/A
First Industrial Indianapolis, L.P.	Delaware	N/A
FI Development Services Corporation	Maryland	N/A

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FI Development Services, L.P.	Delaware	FIDS (Arizona) L.P. FI Development Services, Limited Partnership FI Development Services of Delaware, L.P.
FI Development Services Group, L.P.	Delaware	N/A
FR Development Services, L.L.C.	Delaware	N/A
First Industrial Development Services, Inc.	Maryland	First Industrial Development Services, Inc. (Maryland)
FR Brokerage Services, Inc.	Maryland	N/A
FR Management Services, Inc.	Maryland	First Industrial Management Services, Inc.
First Industrial Florida Finance Corporation	Maryland	N/A
TK-SV, Ltd.	Florida	N/A
First Industrial Telecommunications, L.L.C.	Delaware	N/A